UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel +972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Appointment of External Directors and Chairman of the Board

On June 22, 2017, Todos Medical Ltd. (the “Company”) held an extraordinary general meeting of its shareholders that resolved to appoint Mrs. Ronit Even-Zahav Meitin and Mr. Alon Shalev as external directors of the Company, as required by the Israeli Companies Law, 2000. In addition, it was resolved at the meeting to appoint Mr. Herman Weiss, MD, MBA, FACOG, as the Chairman of the Board of Directors (the “Board”) of the Company.

Below are general biographies of the new members of the Board appointed at the shareholders’ meeting:

Mrs. Ronit Even-Zahav Meitin is a certified accountant in Israel and holds a BA in Accounting and Economics from the Tel Aviv University, Israel and an MBA in Finance from the University of Bar-Ilan, Israel. Since 2014, Mrs. Even-Zahav Meitin has provided financial consulting services to various companies, including M&A transaction and investment banking advice. Previously, Mrs. Even Zahav Meitin served as CFO within Afcon Group (a public company traded on the Tel-Aviv Stock exchange). Mrs. Even-Zahav Meitin also serves as a director on the board of Cross Israeli Highway Ltd. (a governmental company) and chairperson of its finance committee, and as an external director in Tafnit Discount Asset Management Ltd. (a subsidiary of Israel Discount Bank Limited). Until 2012, Mrs. Even-Zahav Meitin served as CFO of Paz Industries and Services (Oil) Ltd. and a director of its subsidiaries.

Mr. Alon Shalev holds an M.Sc (cum laude) degree in Solid State Electronics, Physical Electronics from the Faculty of Electrical Engineering, Tel Aviv University and a B.Sc. degree in Electrical Engineering, Tel Aviv University. Mr. Shalev has lead BrainsGate Ltd. from its inception phase, into its European clinical trials with a highly innovative technological and clinical platform. Subsequently he has lead Nicast Ltd. from ten years of exploratory work in different fields, through a process of application definition, prioritization and selection and into its First-In-Man clinical trials and the CE approval process. Under his direction, Nicast has become the first medical device company to introduce an implantable medical device based on polymer electrospinning. In 2008 Mr. Shalev started generating the core IP on the basis of which Endospan was later to be founded. Mr. Shalev has been the CEO of Endospan since 2013 and also serves on its board of directors. Mr. Shalev is an inventor of numerous patents in the medical field.

Mr. Herman Weiss, MD, MBA, FACOG, currently serves as Vice President, Medical Affairs and Clinical Development of Juniper Pharmaceuticals Inc. He was previously Global Medical Director of Women’s Health and Bone Health at Teva Pharmaceutical Industries, Ltd.  Dr. Weiss received an MBA from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine Columbus, OH and a B.A. in Philosophy (Summa Cum Laude) from Ramapo College of New Jersey. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies including American Medical Systems and venture capital firms in NYC and also founded and served as the CMO of a biotech medical device company in Israel. He owns multiple patents and is the author of numerous publications in the area of women’s health/gynecology.

Our external directors will receive compensation from us comprised of (i) annual cash remuneration and (ii) a participation fee for every meeting of the board of directors or its committees in which the external director participates. In accordance with Israeli law, our external directors shall be entitled to receive for their services as an external director the fixed annual and per-meeting compensation, depending on the Company’s equity level, as set forth for external directors under the Israeli Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2002. The participation fee for a telephone meeting (or a meeting held by other similar means) is equal to 60% of the above-described per-meeting compensation, and payment for action taken via written resolutions in lieu of a meeting is equal to 50% of the abovementioned per-meeting compensation. We have not yet determined the compensation of the Chairman of the Board.

Our external directors will also serve as members of our audit committee and our compensation committee, once appointed by the Board, as required by law.

The Company believes the additional directors appointed will bring valuable expertise, knowledge and contribution to the Board and the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer
Date: June 27, 2017